United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     Form 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
             SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
        SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number 0-19379

                         Banco Comercial Portugues, S.A.
             (Exact name of registrant as specified in its charter)

                                 Rua Aurea 62-96
                                Lisbon, Portugal
                               011-35121-321-1080
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               Ordinary shares, nominal value 1.00 euro per share
            (Title of each class of securities covered by this Form)

                                      None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)  |_|             Rule 12h-3(b)(1)(i)  |_|
        Rule 12g-4(a)(1)(ii) |_|             Rule 12h-3(b)(1)(ii) |_|
        Rule 12g-4(a)(2)(i)  |X|             Rule 12h-3(b)(2)(i)  |X|
        Rule 12g-4(a)(2)(ii) |_|             Rule 12h-3(b)(2)(ii) |_|
                                             Rule 15d-6           |_|

Approximate number of holders of record as of the certification or notice date: approximately 112 holders of the ordinary shares are resident in the United States.

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Pursuant to the requirements of the Securities Exchange Act of 1934, Banco
Comercial Portugues, S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                  Banco Comercial Portugues, S.A.


                                  By: /s/ Filipe Pinhal
                                      ------------------------------------------
                                  Name: Filipe Jesus Pinhal
                                  Title: Vice-Chairman of the Board of Directors


                                  By: /s/ Antonio Rodrigues
                                      ------------------------------------------
                                  Name: Antonio M. Seabra e Melo Rodrigues
                                  Title: Member of the Board of Directors

Date: October 15, 2003